As filed with the Securities and Exchange Commission on December 14, 1998
                                            Registration No. 333-13511


                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                  POST-EFFECTIVE AMENDMENT NO. 3 TO
                              FORM S-11
       REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


              CHARTHOUSE SUITES VACATION OWNERSHIP, INC.
   (Exact name of registrant as specified in governing instrument)

                        250 PATRICK BOULEVARD
                     BROOKFIELD, WISCONSIN 53045
                            (414) 792-9200
               (Address of principal executive offices)

                        Jeffrey L. Keierleber
            c/o Charthouse Suites Vacation Ownership, Inc.
                        250 Patrick Boulevard
                     Brookfield, Wisconsin 53045
                            (414) 792-9200
               (Name and address of agent for service)

                               Copy to:
                       Conrad G. Goodkind, Esq.
                           Quarles & Brady
                      411 East Wisconsin Avenue
                      Milwaukee, Wisconsin 53202
                            (414) 277-5000





                   CALCULATION OF REGISTRATION FEE

    Title of       Amount     Proposed     Proposed   Amount of
   Securities      being       maximum     maximum    registrat
     being       registere    offering    aggregate    ion fee
   registered        d        price per    offering
                              Interest      price

Vacation            150      $18,500 (A)  $4,248,000   $1,288*
Interests        Interests    - $60,000
Classes A-F,       , with        (F)
with Rental        Rental
Pool                Pool
Arrangement      Arrangeme
                     nt

* Fee of $1,273 paid with the filing
of Form S-11 on October
                                          7, 1996 and the balance of the
filing fee was paid on July
                                          28, 1997.

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE
SECURITIES TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement Number of the earlier effective Registration Statement for the same
offering.                                                             /_/

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement Number of the earlier effective
Registration Statement for the same offering.                         /_/

  If delivery of the Prospectus is expected to be made pursuant to
Rule 434, please check the following box.                             /_/

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH
DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE. IF THE FILING FEE IS CALCULATED PURSUANT TO RULE 457(O) UNDER THE SECURITIES ACT, ONLY THE TITLE OF THE CLASS OF SECURITIES TO BE REGISTERED, THE PROPOSED MAXIMUM AGGREGATE OFFERING PRICE FOR THAT CLASS OF SECURITIES AND THE AMOUNT OF REGISTRATION FEE NEED TO APPEAR IN THE CALCULATION OF REGISTRATION FEE TABLE. ANY DIFFERENCE BETWEEN THE DOLLAR AMOUNT OF SECURITIES REGISTERED FOR SUCH OFFERINGS AND THE DOLLAR AMOUNT OF SECURITIES SOLD MAY BE CARRIED FORWARD ON A FUTURE REGISTRATION STATEMENT PURSUANT TO RULE 429 UNDER THE SECURITIES ACT.



               CHARTHOUSE SUITES VACATION OWNERSHIP, INC.

                          CROSS REFERENCE SHEET


 Showing location in Prospectus of information required to be included in Prospectus in response to items of Form S-11.

     ITEM NUMBER AND CAPTION             HEADING IN PROSPECTUS

1.   Forepart of Registration            Cover Page of Prospectus
     Statement and Outside Front
     Cover Page of Prospectus

2.   Inside Front and Outside            Outside Back Cover of Prospectus
     Back Cover Pages of
     Prospectus

3.   Summary Information, Risk           Summary; Risk Factors
     Factors and Ratio of Earnings
     to Fixed Charges

4.   Determination of Offering Price     Determination of Offering Price

5.   Dilution                            Not Applicable

6.   Selling Security Holders            Not Applicable

7.   Plan of Distribution                Plan of Distribution

8.   Use of Proceeds                     Use of Proceeds

9.   Selected Financial Data             Management's Discussion and
                                         Analysis of Financial Condition
                                         and Results of Operation

10.  Management's Discussion             Management's Discussion and
     and Analysis of Financial Condition Analysis of Financial
     and Results of Operations           Condition and Results of
                                         Operations

11.  General Information as              The Company
     to Registrant

12.  Policy with Respect to              The Company
     Certain Activities

13.  Investment Policies of Registrant   The Company

14.  Description of Real Estate          Description of The Chart House
                                         Suites Hotel

15.  Operating Data                      Chart House Results

16.  Tax Treatment of Registrant         Certain Federal Income Tax
     and its Security                    Considerations; Certain Florida
     Holders                             Tax Matters

17.  Market Price of and Dividends       Not Applicable
     on the Registrant's Common
     Equity and Related Stockholder
     Matters

18.  Description of Registrant's         The Interests
     Securities

19.  Legal Proceedings                   Legal Matters

20.  Security Ownership of Certain       Management
     Beneficial Owners and Management

21.  Directors and Executive Officers    Management

22.  Executive Compensation              Management

23.  Certain Relationships and Related   Conflicts of Interest of
     Transactions                        Management and Affiliates

24.  Selection, Management and Custody   Conflicts of Interest of
     of Registrant's Investments         Management and Affiliates

25.  Policies with Respect to            Conflicts of Interest of
     Certain Transactions                Management and Affiliates

26.  Limitations of Liability            The Interests

27.  Financial Statements and            Financial Statements and Related
     Information                         Information

28.  Interest of Named Experts and       Experts
     Counsel

29.  Disclosure of Commission Position   Liability and Indemnification
     on Indemnification for              of Officers and Directors
     Securities Act Liabilities


                                                            SUPPLEMENT #1
SUPPLEMENT DATED DECEMBER 14, 1998
TO PROSPECTUS DATED OCTOBER 17, 1997.

               CHARTHOUSE SUITES VACATION OWNERSHIP, INC.

     This Supplement should be read in conjunction with the Prospectus dated October 17, 1997, and where the Supplement and the Prospectus conflict, this Supplement (as amended by any later supplements) shall control. Capitalized, but undefined, terms have the meaning set forth in the Prospectus.

                           STATUS OF OFFERING

     To date no Charthouse Suites Vacation Interests, with Rental Pool Arrangement (the "Interests") have been sold.

         GUARANTEED RENTAL ARRANGEMENT OR CASH DISCOUNT PROGRAM

     As an incentive to early purchasers of the Interests, Holders may elect to receive guaranteed rental payments, at varying rates for each Class of Interest, for their Unit Weeks for a specified number of weeks. Under this guaranteed rental arrangement, Holders who purchase prior to April 1, 1999 may designate six Unit Weeks and receive a guaranteed rental rate for the Unit Week. Holders purchasing between April 1, 1999 and June 30, 1999 may designate four Unit Weeks and receive a guaranteed rental rate. Holders purchasing between July 1, 1999 and September 30, 1999 may designate two Unit Weeks. Holders purchasing after September 30, 1999 are not eligible to participate in this guaranteed rental arrangement. The guaranteed rental rate paid under this arrangement is a walk-in, nightly off-season rate that has been arbitrarily selected by the Company and is set forth at page 39 of the Prospectus. See "Guaranteed Rental Agreement" for a description of the arrangement, the guaranteed rates and certain conditions. The guaranteed rental arrangement must be exercised by October 17, 2002.

     In lieu of the guaranteed rental arrangement, early Holders may elect to receive a cash discount to the subscription price by surrendering rights to the guaranteed rental arrangement. Holders purchasing between April 1, 1999 and June 30, 1999 may elect to receive a 3% discount from the purchase price of an Interest. Holders purchasing between July 1, 1999 and September 30, 1999 may elect to receive a 1-1/2% discount from the purchase price of an Interest. Holders purchasing after September 30, 1999 may not participate in this cash discount program. See "Guaranteed Rental Arrangement."

                               NO MINIMUM

     There is no requirement that any minimum number of Interests be sold in the offering. However, if fewer than 76 Interests are sold by October 1, 1999, the Company has the right to cancel the Interests upon the repayment of the paid subscription amount to the Holders, less amounts for certain payments or benefits received by the Holder. See "Plan of Distribution" for a description. The 76 Interest minimum was arbitrarily selected by the Company. If the Interests are canceled, a written notice on or before November 30, 1999, will be sent to all Holders. With that notice, Holders will receive the net amount of any refund and an accounting of that calculation as to benefits. The sole shareholder of the Company, Jeffrey Keierleber, has agreed to invest additional funds in the Company if it is necessary in order to repay any such amounts. Affiliates of the Company may purchase Interests without limitation as to amount. See "Plan of Distribution."

                                  HOTEL

     Upon purchase of the Chart House Hotel, the Company will own both the hotel (described on pages 17-18 of the prospectus) and the attached marina. The marina will not be part of the rental pool and its results are not described below.

     On June 30, 1997, the Company entered into an agreement to acquire the Hotel and marina from Decade Properties, Inc. for approximately $1.8 million. The purchase is contingent upon the offering achieving the sale of the 76 interests. Decade Properties, Inc. will provide financing for the whole purchase price of approximately $1.8 million through an unsecured demand note payable with interest only payable monthly at 8% and the anticipated net proceeds raised in the offering will be used by the Company to pay the note on the Hotel.

     The following is updated performance results as if the Rental Pool had been operating for the periods set forth below.


                DERIVED AVERAGE UNIT WEEK RENTAL REVENUE

                                  For the Nine  For the Years Ended December 31      1997
                                  Months Ended                         1996           1995
                                 September 30,
                                      1998


Rental Income (Actual)                  $348,554         $457,495        $465,244      $328,232

Pro Forma Rental Pool Fee (5%)          (17,428)         (22,875)        (23,262)      (16,412)

Pro Forma Net Rental Revenue            $331,126         $434,620        $441,982      $311,820
(95%)

Number of Unit Weeks                          39               52              52            52

Number of Hotel Suites                        25               25              25            25

Pro Forma Average Unit Week          $       341       $      334     $       340   $       240
Rental Revenue



                               RENTAL POOL
               PRO FORMA STATEMENT OF RENTAL POOL REVENUES
                               (UNAUDITED)


                                       For the Nine Months      For the Years Ended December 31,
                                              Ended

                                       September 30, 1998        1997          1996         1995


Rental Income                                $348,554           $457,495       $465,244     $328,232

Less Property Management Fee (5.0%)           (17,428)           (22,875)       (23,262)    (16,412)

Total Revenues                               $331,126           $434,620       $441,982     $311,820


*Other income (i.e. interest income, vending income and telephone income) is not included inthe pro forma computation of rental pool revenues because all such income generated shall notbe included in the rental pool. Other income shall be used to the expenses of the ChartHouse Hotel, thereby reducing the amount of expense to be assessed in the annual dues. Theabove example assumes that 100% of the Unit Weeks are placed into the rental pool at alltimes and such income will be distributed to Rental Pool participants under that assumption.



           ALLOCATION OF RENTAL POOL REVENUES ON AVERAGE AMONG
                          CLASSES OF INTERESTS
                               (UNAUDITED)

          NUMBER OF                                         For the Nine
            ROOMS/                                          Months Ended
            SUITES      TOTAL                               September 30, 1998
                       ANNUAL
                       RENTAL     OFF SEASON   DAILY GROSS
                      DAYS PER     NIGHTLY      POTENTIAL
                        CLASS      WALK-IN        RENTAL
                                     RATE         INCOME                        For the Years Ended December 31,    1997
1996         1995


Class A        6           2,190           $70          $420      $ 58,312        $ 76,537   $ 77,833      $ 54,912
Class B        4           1,460           $75          $300      $ 41,651        $ 54,669   $ 55,595      $ 39,223
Class C        6           2,190           $85          $510      $ 70,807        $ 92,938   $ 94,512      $ 66,679
Class D        6           2,190          $120          $720      $ 99,962        $131,206   $133,428      $ 94,134
Class E        2             730          $130          $260      $ 36,098        $ 47,380   $ 48,183      $ 33,993
Class F        1             365          $175          $175      $ 24,296               $   $ 32,431      $ 22,880
                                                                                    31,890

              25           9,125                      $2,385      $331,126        $434,620   $441,982      $311,821





    PRO FORMA DISTRIBUTIONS PER INTEREST FOR EACH CLASS OF INTERESTS
                    (AVERAGE INCLUDING OTHER INCOME)


                                                Class Total                                    Per Interest


                                    For the Years Ended December 31,

          Number of     For the           1997       1996        1995    For the Nine    1997       1996      1995
          Interests    Nine Months    (48 Unit     (48 Unit    (48 Unit  Months Ended
                          Ended         Weeks)      Weeks)      Weeks)     September
                      September 30,                                        30, 1998
                          1998

Class A       36            $ 53,826     $ 70,649    $ 71,846    $ 50,688    $1,495        $1,962    $1,996    $1,408
Class B       24            $ 38,447     $ 50,464    $ 51,319    $ 36,206    $1,602        $2,103    $2,138    $1,509
Class C       36            $ 65,360     $ 85,789    $ 87,242    $ 61,549    $1,816        $2,383    $2,423    $1,710
Class D       36            $ 92,273     $121,111    $123,164    $ 86,893    $2,563        $3,364    $3,421    $2,414
Class E       12            $ 33,321     $ 43,735    $ 44,476    $ 31,378    $2,777        $3,645    $3,706    $2,615
Class F        6            $ 22,428     $ 29,437    $ 29,936    $ 21,120    $3,738        $4,906    $4,989    $3,520

             150            $305,655     $401,188    $407,983    $287,834


                      CERTAIN OCCUPANCY INFORMATION

     The following unaudited information sets forth the financial results and percentage occupancy for the nine months ended September 30, 1998, and for the years ended December 31, 1997, 1996 and 1995, respectively.

                        CHART HOUSE SUITES HOTEL
                      RESULTS BY CLASS OF INTERESTS

                    For the
                    Nine
                    Months Ended For the YearsEnded December 31,
                    September
                    30,

Average Occupancy   1998         1997   1996    1995

Class A             70%          71%    77%     63%

Class B             62%          63%    69%     58%

Class C             66%          63%    69%     51%

Class D             46%          38%    45%     38%

Class E             58%          58%    61%     59%

Class F*            92%          80%    91%     97%


All Units           72%          65%    65%     54%

Average Unit Week
Rental Amount
(Collected)

Class A             $522         $476   $442    $397

Class B             $567         $491   $474    $426

Class C             $534         $508   $449    $396

Class D             $795         $725   $672    $563

Class E             $818         $797   $821    $709

Class F*            $918         $891   $614    $574

     *Primarily rented on a monthly basis in 1995 and 1996.

     See the Form 10-KSB for 1997 and the Form 10-QSB for the quarter ended June 30, 1998, both of which are attached to the Supplement and incorporated by reference hereby for additional information and the audited financial statements.


PART II
ITEM 30.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS

   SET FORTH BELOW IS A CURRENT ESTIMATE OF THE APPROXIMATE AMOUNT OF THE FEES AND EXPENSES (OTHER THAN SALES COMMISSIONS) PAYABLE BY THE REGISTRANT IN CONNECTION WITH THE ISSUANCE AND DISTRIBUTION OF THE INTERESTS:

TYPE OF FEE                                      AMOUNT
                                        _______________

REGISTRATION FEE                                $ 1,288

NASD FILING FEE                                     750

FLORIDA TIME SHARE FILING FEE                     2,400

PRINTING (ESTIMATE)                              15,000

LEGAL FEES (ESTIMATE)                           180,000

ACCOUNTING FEES (ESTIMATE)                       50,000

BLUE SKY FEES AND EXPENSE (ESTIMATE)              5,000

MARKETING EXPENSES (ESTIMATE)                   100,000

MISCELLANEOUS (ESTIMATE)                          6,562

TOTAL                                          $361,000

ITEM 31.  SALES TO SPECIAL PARTIES

   NONE.

ITEM 32.  RECENT SALE OF UNREGISTERED SECURITIES

   THE COMPANY HAS SOLD 100 SHARES OF STOCK TO JEFFREY KEIERLEBER, IN APRIL, 1996, AS PART OF ITS ORGANIZATIONAL ACTIVITIES THAT WERE EXEMPT FROM REGISTRATION, PURSUANT TO REGULATION D AND SECTION
   4(2) OF THE SECURITIES ACT OF 1933, AS AMENDED.

ITEM 33.  INDEMNIFICATION OF DIRECTOR AND OFFICERS

        THE COMPANY'S OFFICERS AND DIRECTOR ARE, AND WILL BE, INDEMNIFIED TO THE FULLEST EXTENT PERMITTED UNDER FLORIDA LAW, AGAINST CERTAIN LIABILITIES, PURSUANT TO THE ARTICLES AND BYLAWS OF THE COMPANY AND CERTAIN INDEMNIFICATION AGREEMENTS TO BE ENTERED INTO WITH THE COMPANY, AND THE ARTICLES AND BYLAWS REQUIRE THE COMPANY TO INDEMNIFY THE DIRECTOR AND OFFICERS, AMONG OTHERS, AGAINST CLAIMS AND LIABILITIES AND REASONABLE EXPENSES ACTUALLY INCURRED BY THEM IN CONNECTION WITH ANY SUCH CLAIM OR LIABILITY BY REASON OF THEIR SERVICES IN THOSE OR OTHER CAPACITIES, UNLESS IT IS ESTABLISHED THAT THE ACT OR OMISSION OF THE DIRECTOR OR OFFICER WAS MATERIAL TO THE MATTER GIVING RISE TO THE PROCEEDING AND WAS COMMITTED IN BAD FAITH, OR WAS THE RESULT OF ACTIVE AND DELIBERATE DISHONESTY, OR THE DIRECTOR OR OFFICER ACTUALLY RECEIVED AN IMPROPER PERSONAL BENEFIT, OR IN THE CASE OF ANY CRIMINAL PROCEEDING, THE DIRECTOR OR OFFICER HAD REASONABLE CAUSE TO BELIEVE THAT THE ACT OR OMISSION WAS UNLAWFUL.

        THE COMPANY WILL ENTER INTO INDEMNIFICATION AGREEMENTS WITH EACH OF THE COMPANY'S OFFICERS AND THE DIRECTOR. THE INDEMNIFICATION AGREEMENTS WILL REQUIRE, AMONG OTHER THINGS, THAT CHARTHOUSE INDEMNIFY ITS DIRECTOR AND OFFICERS TO THE FULLEST EXTENT PERMITTED BY LAW AND ADVANCE TO THE DIRECTOR AND OFFICERS ALL RELATED EXPENSES, SUBJECT TO REIMBURSEMENT IF IT IS SUBSEQUENTLY DETERMINED THAT INDEMNIFICATION IS NOT PERMITTED. UNDER THESE AGREEMENTS, CHARTHOUSE ALSO MUST INDEMNIFY AND ADVANCE ALL EXPENSES INCURRED BY THE OFFICERS AND THE DIRECTOR SEEKING TO ENFORCE THEIR RIGHTS UNDER THE INDEMNIFICATION AGREEMENT AND COVER THE OFFICERS AND THE DIRECTOR UNDER THE COMPANY'S LIABILITY INSURANCE, IF ANY. ALTHOUGH THE FORM OF INDEMNIFICATION AGREEMENT OFFERS SUBSTANTIALLY THE SAME SCOPE OF COVERAGE AFFORDED BY PROVISIONS IN THE ARTICLES AND BYLAWS, IT PROVIDES GREATER ASSURANCE TO THE DIRECTOR AND OFFICERS THAT INDEMNIFICATION WILL BE AVAILABLE BECAUSE, AS A CONTRACT, IT CANNOT BE MODIFIED UNILATERALLY IN THE FUTURE BY THE DIRECTOR OR TO ELIMINATE THE RIGHTS IT PROVIDES.

        INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), MAY BE PERMITTED TO DIRECTORS OR OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT, IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT AND IS THEREFORE UNENFORCEABLE.

ITEM 34.     TREATMENT OF PROCEEDS FROM INTERESTS BEING REGISTERED

   NOT APPLICABLE.

ITEM 35.     FINANCIAL STATEMENTS AND EXHIBITS

   A.   FINANCIAL STATEMENTS INCLUDED IN THE PROSPECTUS AND
        INCORPORATED HEREIN BY REFERENCE TO SECTION TITLED "FINANCIAL STATEMENTS AND RELATED INFORMATION."

   B.   EXHIBITS - SEE EXHIBIT INDEX ON PAGES FOLLOWING SIGNATURE
        PAGE OF THIS REGISTRATION STATEMENT, WHICH INDEX IS
        INCORPORATED HEREIN BY REFERENCE.

ITEM 36.     UNDERTAKINGS

   (A)  THE COMPANY HEREBY UNDERTAKES:

        (1) TO FILE, DURING ANY PERIOD IN WHICH OFFERS OR SALES ARE BEING MADE, A POST-EFFECTIVE AMENDMENT TO THIS REGISTRATION
   STATEMENT:

             (I)  TO INCLUDE ANY PROSPECTUS REQUIRED BY SECTION
        10(A)(3) OF THE SECURITIES ACT OF 1933;

             (II) TO REFLECT IN THE PROSPECTUS ANY FACTS OR EVENTS ARISING AFTER THE EFFECTIVE DATE OF THE REGISTRATION
        STATEMENT (OR THE MOST RECENT POST-EFFECTIVE AMENDMENT
        THEREOF) WHICH, INDIVIDUALLY OR IN THE AGGREGATE, REPRESENT A FUNDAMENTAL CHANGE IN THE INFORMATION SET FORTH IN THE
        REGISTRATION STATEMENT;

             (III) TO INCLUDE ANY MATERIAL INFORMATION WITH RESPECT TO THE PLAN OF DISTRIBUTION NOT PREVIOUSLY DISCLOSED IN THE REGISTRATION STATEMENT OR ANY MATERIAL CHANGE TO SUCH
        INFORMATION IN THE REGISTRATION STATEMENT.

        (2) THAT, FOR THE PURPOSE OF DETERMINING ANY LIABILITY UNDER THE SECURITIES ACT, EACH SUCH POST-EFFECTIVE AMENDMENT SHALL BE DEEMED TO BE A NEW REGISTRATION STATEMENT RELATING TO THE SECURITIES OFFERED THEREIN, AND THE OFFERING OF SUCH SECURITIES AT THAT TIME SHALL BE DEEMED TO BE THE INITIAL BONA FIDE OFFERING THEREOF.

        (3) THAT ALL POST-EFFECTIVE AMENDMENTS SHALL COMPLY WITH THE APPLICABLE FORMS, RULES AND REGULATIONS OF THE COMMISSION IN
   EFFECT AT THE TIME SUCH POST-EFFECTIVE AMENDMENTS ARE FILED.

        (4) TO REMOVE FROM REGISTRATION BY MEANS OF A POST-EFFECTIVE AMENDMENT ANY OF THE INTERESTS BEING REGISTERED WHICH REMAIN
   UNSOLD AT THE TERMINATION OF THE OFFERING.

   (B) THE COMPANY UNDERTAKES TO SEND TO EACH HOLDER AT LEAST ON AN ANNUAL BASIS A DETAILED STATEMENT OF ANY TRANSACTIONS WITH THE COMPANY AND ITS AFFILIATES, AND OF FEES, COMMISSIONS, COMPENSATION AND OTHER BENEFITS PAID, OR ACCRUED TO THE COMPANY AND ITS AFFILIATES FOR THE CALENDAR YEAR COMPLETED, SHOWING THE AMOUNT PAID OR ACCRUED TO EACH RECIPIENT AND THE SERVICES PERFORMED.

   (C)  THE COMPANY UNDERTAKES TO PROVIDE TO THE HOLDERS THE
FINANCIAL STATEMENTS REQUIRED BY FORM 10-K FOR THE FIRST FULL FISCAL YEAR OF OPERATIONS OF COMPANY AND TO SEND TO HOLDERS, WITHIN 45 DAYS AFTER THE CLOSE OF EACH QUARTERLY FISCAL PERIOD, THE INFORMATION
SPECIFIED BY THE FORM 10-Q, IF SUCH REPORT IS REQUIRED TO BE FILED WITH THE COMMISSION.

   (D)  THE COMPANY UNDERTAKES TO FILE A STICKER SUPPLEMENT PURSUANT
TO RULE 424(C) UNDER THE ACT DURING THE DISTRIBUTION PERIOD DESCRIBING EACH PROPERTY NOT IDENTIFIED IN THE PROSPECTUS AT SUCH TIME AS THERE ARISES A REASONABLE PROBABILITY THAT SUCH PROPERTY WILL BE ACQUIRED AND TO CONSOLIDATE ALL SUCH STICKERS INTO A POST-EFFECTIVE AMENDMENT FILED AT LEAST ONCE EVERY THREE MONTHS, WITH THE INFORMATION CONTAINED IN SUCH AMENDMENT PROVIDED SIMULTANEOUSLY TO THE EXISTING HOLDERS. EACH STICKER SUPPLEMENT SHOULD DISCLOSE ALL COMPENSATION AND FEES RECEIVED BY THE COMPANY AND ITS AFFILIATES IN CONNECTION WITH ANY SUCH ACQUISITION. THE POST-EFFECTIVE AMENDMENT SHALL INCLUDE AUDITED FINANCIAL STATEMENTS MEETING THE REQUIREMENTS OF RULE 3-14 OF REGULATION S-X ONLY FOR PROPERTIES ACQUIRED DURING THE DISTRIBUTION PERIOD.

   (E) THE COMPANY ALSO UNDERTAKES TO FILE, AFTER THE END OF THE DISTRIBUTION PERIOD, A CURRENT REPORT ON FORM 8-K CONTAINING THE FINANCIAL STATEMENTS AND ANY ADDITIONAL INFORMATION REQUIRED BY RULE 3-14 OF REGULATION S-X, TO REFLECT EACH COMMITMENT (I.E., THE SIGNING OF A BINDING PURCHASE AGREEMENT) MADE AFTER THE END OF THE DISTRIBUTION PERIOD INVOLVING THE USE OF 10% OR MORE (ON A CUMULATIVE BASIS) OF THE NET PROCEEDS OF THE OFFERING AND TO PROVIDE THE INFORMATION CONTAINED IN SUCH REPORT TO THE HOLDERS AT LEAST ONCE EACH QUARTER AFTER THE DISTRIBUTION PERIOD OF THE OFFERING HAS ENDED.

   (F) INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO THE COMPANY AND ITS AFFILIATES AND CONTROLLING PERSONS OF COMPANY PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE. IN THE EVEN THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY COMPANY OF EXPENSES INCURRED OR PAID BY A COMPANY AND ITS AFFILIATES OR CONTROLLING PERSON OF THE COMPANY IN THE SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH COMPANY AND ITS AFFILIATE OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, COMPANY WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.


                               SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on an amendment to Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, the City of Brookfield, State of Wisconsin, on December 13, 1998.

                                CHARTHOUSE SUITES VACATION
                                OWNERSHIP, INC.


                                By
                                   Michael G. Sweet, Secretary



     Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated above.



                                          Michael G. Sweet, Secretary




               CHARTHOUSE SUITES VACATION OWNERSHIP, INC.

                                * * * * *
                              EXHIBIT INDEX
                                   TO
                   REGISTRATION STATEMENT ON FORM S-11

 Exhibit                          Description
 Number

 1.1   Form of Underwriting Agreement**

 1.2   Form of Soliciting Dealer Agreement**

 3.1   Specimen of Certificates for Interests (not applicable)

 3.2   Charthouse Suites Vacation Ownership, Inc. Articles of
         Incorporation**

 3.3   Charthouse Suites Vacation Ownership, Inc. By-laws**

 4.1 Subscription and Purchase Agreement (attached as an Annex and filed herewith)

 4.2 Form of License Plan (attached as an Annex and filed herewith)

 4.3   Rules and Regulations for Chart House Suites Hotel
         (attached as an Annex)**

 4.4   Time Share Public Offering Statement

 5.1   Opinion re: Legality of Interests**

 8.1   Tax Opinion**

10.1   Property Management Agreement**

10.2   Form of Non-Disturbance and Notice to Creditors

10.3   Form of Guaranteed Rental Arrangement Agreement**

10.4   RCI Agreement**

10.5   Schedule of Weeks (attached as an Annex)

10.6   Escrow Agreement between William Atkinson and Charthouse
         Suites Vacation Ownership, Inc.**

10.7   Form of Non-Exclusive Easement**

10.8   Form of Private Letter Ruling Request**

10.9   Form of Revised IRS Private Letter Ruling Request, dated
         July 16, 1997**

10.10  Real Estate Sales and Purchase Agreement**

10.11  Personal Property Purchase and Subscription Agreement**

10.12  Escrow Agreement**

10.13  Quit Claim Deed**

10.14  Form of Letter Withdrawing IRS Private Letter Ruling
         Request, dated September 9, 1997**

10.15  Ernst & Young LLP letter dated October 3, 1997**

10.16  Artistic Renderings (attached as an Annex)**

23.1   Consent of Quarles & Brady (included in Exhibits 5.1 and
         8.1)**

23.2   Consent of Virchow, Krause & Company, LLP

*To be filed             **Previously filed